UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Corporate Value-up Plan (Voluntary Disclosure)

※ This disclosure includes future plans and forecasts. The information may change or it may differ from actual results. In addition, the determination of whether the company qualifies as a “high dividend company” under Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation is based on the company’s own assessment.

1. Name of the plan	2026 POSCO HOLDINGS Corporate Value-up Plan

2. Major details

1. Company Overview

2. Business Environment and Core Strategy

•

Key Shifts in the Business Landscape

•

Evolution of Business Mix

•

Business Identity & Portfolio Strategy

① Core Strategy: Steel

- Establish 10Mtpa overseas steel production capacity by 2031

- Drive technology-driven product and cost innovation, and execute a timely and financially viable Green Transformation (GX)

② Core Strategy: Lithium + α

- Lithium: Secure prominent resource and new technologies to become a top global supplier

- Cathode & Anode Materials: Diversify product portfolio and stabilize the industrial supply chain

- Rare Earths, etc.: Expand the supply chain of critical minerals, including rare earth elements and rare/specialty gases

③ Core Strategy: Energy

- Maximize profit-generation capability by expanding the LNG Value Chain

- Respond to the carbon reduction initiative and future power demand by securing renewable energy development capabilities

•

Financial Strategy

- (2026–2028) Shareholder Return Policy (Target Payout Ratio): 35–40% of adjusted controlling-interest net income

- Strategically monetize shares of listed subsidiaries to enhance the holding company’s corporate value

- Realign investment priorities and pursue restructuring of low-profit assets

- (2026–2028) Mid-term Investment Plan: KRW 29.1 trillion

3. Value-Up Goals

•

Revenue: (2028) KRW 87.9 trillion (CAGR 8.4%)

•

ROIC: (2028) 5.8%

•

Shareholder Return Ratio: (2026–2028) 35–40% of adjusted net profit attributable to controlling interest

•

PBR: (2028) 1.0

4. Investor Communication

3. High dividend company under Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation	Yes
	Dividend income for the business year in which December 31, 2024 falls (KRW)	757,484,930,000
	Dividend payout ratio for the immediately preceding business year (2025) (%)	115.0
	Amount of dividends for the immediately preceding business year (2025) (KRW)	756,207,790,000
	Amount of dividends for the business year prior to the immediately preceding business year (2024) (KRW)	757,484,930,000
	Growth rate of total dividends for the immediately preceding business year compared to the business year prior to the immediately preceding business year (%)	-0.17

4. Date of decision	July 30, 2026

5. Related references	Uploaded date	July 30, 2026
	Website URL	http://www.posco-inc.com/

6. Other important details to be considered for investment decisions

1. Item 3 pertains to the qualification of high-dividend company as defined by Article 104-27 of the Act on Restriction of Special Taxation. Based on the interpretation of the statute by relevant authorities, “immediate preceding business year” that appears in Paragraph 1 Subparagraph 2 of the Article refers to the business year immediately preceding the most recent business year. By this definition, we provide that the Company’s dividend income in the immediate preceding business year (2024) did not decrease against the base year (2024). Therefore, the Company qualifies as a high-dividend company.

2. The dividend per share for 2024 and 2025 remains unchanged at KRW 10,000. However, the amount of dividend for 2025 is lower than that of 2024, due to a reduction in the number of outstanding shares (a decrease of 255,428 shares) following the acquisition and subsequent cancellation of treasury shares in August 2024.

3. For more detail, please refer to the attached ‘2026 POSCO Holdings Corporate Value-up Plan’.

4. This disclosure material includes plans and forecast information, which are subject to change depending on future market conditions and changes in the business environment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: July 30, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President